File No. 70-______

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    -----------------------------------------

                                    FORM U-1
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ----------------------------------------------------

                                    Conectiv
                             Conectiv Solutions LLC
                              ATE Investment, Inc.
                           King Street Assurance Ltd.
                                 800 King Street
                              Wilmington, DE 19899
       ------------------------------------------------------------------
                     (Name of company filing this statement
                  and addresses of principal executive offices)

                                    Conectiv
       ------------------------------------------------------------------
                 (Name of top registered holding company parent)

                                 Philip S. Reese
                                    Treasurer
                                    Conectiv
                                 (address above)
                       ----------------------------------
                   (Name and addresses of agents for service)

             The Commission also is requested to send copies of any
               communications in connection with this matter to:

Peter F. Clark                                        Joyce Koria Hayes, Esquire
General Counsel                                       7 Graham Court
Conectiv                                              Newark, DE  19711
(address above)

Judith A. Center, Esq.
Kathleen A. Foudy, Esq.
William C. Weeden
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, D.C. 20005

                                TABLE OF CONTENTS

                                                                            Page

ITEM I: DESCRIPTION OF PROPOSED TRANSACTION................................    1
     A.   Introduction and Request for Commission Action...................    1
          1.   Background..................................................    1
          2.   KSA's Current Insurance Program.............................    2
          3.   Proposed Expansion of Insurance Program.....................    4
          4.   Benefits of Expanding the Insurance Program.................    6
          5.   Safeguards..................................................    8
          6.   Statement Pursuant to Rule 54...............................    8

ITEM II.  FEES, COMMISSIONS AND EXPENSES...................................    9

ITEM III.  APPLICABLE STATUTORY PROVISIONS.................................   10

ITEM IV.  REGULATORY APPROVAL..............................................   10

ITEM V.  PROCEDURE.........................................................   10

ITEM VI.  EXHIBITS AND FINANCIAL STATEMENTS................................   10
     A.   Exhibits.........................................................   10
     B.   Financial Statements.............................................   11

ITEM VII. INFORMATION AS TO ENVIRONMENTAL EFFECTS..........................   12

ITEM I: DESCRIPTION OF PROPOSED TRANSACTION

A.   Introduction and Request for Commission Action

          This Form U-1 Application/Declaration ("Application/Declaration") seeks approvals relating to the proposed expansion of the activities of King Street Assurance Ltd. ("KSA") to serve as reinsurer of certain of the risks of the Conectiv System. As discussed below, KSA, an indirect subsidiary of Conectiv, is a Bermuda-incorporated and licensed insurance company which currently provides reinsurance associated with risks of warranties issued for heating, ventilation, and cooling ("HVAC") equipment.

          The purpose of this Application is to seek authorization for KSA to expand its activities as a reinsurer to include various additional risk areas. Specifically, Conectiv and KSA seek to reinsure the transmission and distribution ("T&D") line risk of Conectiv's two regulated utility companies, Delmarva Power and Light Company ("DPL") and Atlantic City Electric Company ("ACE") through KSA. Authorization also is sought for KSA to reinsure the risks of surge protection and "whole house" appliance protection products and to reinsure the self-insured deductible levels of Conectiv subsidiaries in other areas, including automobile, general liability, workers' compensation and other predictable system risks.

          KSA will reinsure risk assumed from a direct commercial insurer, or primary insurer, that is relatively predictable based on claim frequency and severity. In accordance with current practice, KSA will receive a portion of the premiums paid to the primary insurer in return for assuming this risk. KSA also may reinsure volatile or less predictable risk with other commercial reinsurers. In its role as reinsurer, KSA will not write direct contracts with Conectiv System affiliates. Instead, contracts with Conectiv System affiliates will be written by third-party commercial insurers, and then reinsured by KSA.

          The proposed activity expansion will yield substantial benefits to KSA, the Conectiv System and consumers. It will allow KSA to obtain cost-effective third- party insurance in several important business areas and will provide the Conectiv system with direct access to the reinsurance market. The benefits of the Transaction are discussed in detail in Item I(A)(4) below.

          1.   Background

          Conectiv, a Delaware corporation, previously was authorized under
Section 9(a)(2) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), to consummate certain transactions resulting in the acquisition by Conectiv of all of the outstanding common stock of DPL and ACE, and of certain direct and indirect non-utility subsidiaries. (See HCAR No. 26832 dated February 25, 1998 in File No. 70-9069) (the "Merger Order")).

          Conectiv registered as a holding company under the Act following the consummation of the transactions described in the Merger Order. In order to ensure that Conectiv and its subsidiaries were able to meet their capital requirements upon registration and plan their future financing accurately, Conectiv and its subsidiaries also filed an Application/Declaration on Form U-1 in File No. 70-9095 requesting authorization for financing transactions for the period beginning with the effective date of an order issued in such proceeding through December 31, 2000. Those financing transactions were approved by Order dated February 26, 1998 (HCAR No. 26833), as supplemented by Orders dated August 21, 1998 (HCAR No. 26907), September 28, 1998 (HCAR No. 26921), October 21, 1998
(HCAR No. 26930), and November 13, 1998 (HCAR No. 26941) (the "Financing
Orders").

          By Order dated August 10, 1999 (HCAR No. 27059), Conectiv was authorized to transfer the ownership of ATE Investment, Inc. ("ATE") to either Conectiv Services, Inc. ("CSI") or Conectiv Solutions LLC ("Solutions"). On August 11, 1999, Conectiv transferred 94 shares of Common Stock of ATE to Solutions as a capital contribution1. Simultaneously, ATE formed KSA for the purpose of offering HVAC and appliance warranties. Under the Merger Order, as discussed below, Solutions is authorized to conduct an array of energy-related and energy-management activities directly or indirectly through subsidiaries. KSA was funded with $1,000,000 in cash and by the contribution to KSA by ATE of the limited partnership interest in EnerTech Partners LP ("EnerTech"), a venture capital fund investing in various energy-related and telecommunications technologies, as also authorized for Solutions or its subsidiaries under the terms of the Merger Order.

          2.   KSA's Current Insurance Program

          Under the authority recognized and granted in the Merger Order, KSA currently is authorized to engage in risk management services as a subsidiary of Solutions. The Merger Order authorized Solutions to provide "service line repair and extended warranties with respect to all of the utility or energy-related service lines that enter a customer's house, as well as utility bill insurance

--------------

1 Six shares, or approximately 13 percent of ATE voting securities are held by Atlantic Generation, Inc. ("AGI"). AGI is a first-tier subsidiary of Conectiv. In 1998, Pedrick Ltd, Inc., formerly a subsidiary of AGI, merged with and into ATE. In exchange for the interest that Pedrick Ltd, Inc. held in the Pedricktown Cogen Limited Partnership, ATE transferred such shares to AGI.

and other similar or related services . . . [and] annual inspection maintenance and replacement of any appliance," the latter service commonly referred to as "appliance warranties." The Merger Order also authorized Solutions to engage in a variety of activities, directly or through subsidiaries, including energy management and consulting services that "may include: technical and consulting services involving technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services, risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies and other similar or related services."

          KSA reinsures Service Solution Plus service warranty contracts issued by Federal Warranty Service Corporation ("Federal Warranty"), a subsidiary of American Bankers Insurance Group, Inc. ("ABIG"), a non-affiliated commercial insurer. Service Solution Plus warranties generally cover HVAC units. The warranty contracts issued by Federal Warranty and insured with ABIG are issued to individual residential customers/purchasers of HVAC equipment in CSI's "southern" region (mainly Delaware and eastern Maryland). As a reinsurer, KSA assumes the risk of a predictable loss layer from Federal Warranty. KSA receives a portion of the premiums paid to Federal Warranty in return for assuming this risk.

          The warranty service contracts cover repairs on customers' HVAC equipment for a period of twelve months, up to the replacement cost of the unit. The average cost of the residential units is $5,000. Estimated loss payouts on the reinsured risk, based on CSI's actual loss experience, are 60 percent of total premiums collected per year. KSA began conducting insurance business in August 1999, reinsuring only a portion of the warranties issued in a region. As a result, KSA's reinsurance premiums for operations in 1999 are estimated to be less than $1,000,000.

          Initial funding for KSA was $1,000,000 in cash and a limited partnership interest in EnerTech with an approximate fair-market value of $41 million on the date of capitalization. This level of capitalization is necessary to fund KSA's proposed expansion, discussed below.

          Authority for KSA participation in Conectiv's money pool is being sought in post-effective Amendment No. 7 in File No. 70-9095.

          3.   Proposed Expansion of Insurance Program

               (a)  Expansion of Existing Program Offered Under
                    Solution's Authority.

          Conectiv plans to expand KSA's current reinsurance of HVAC warranty risks and to offer a selection of additional insurance products to customers, including surge protection and "whole house" appliance protection, with KSA serving as reinsurer of such protected risks2. These activities are consistent with the risk management services and customer utility line-related activities which Solutions is authorized to undertake directly or indirectly3. Conectiv proposes to expand KSA's reinsurance of HVAC warranty risks from its current volume to an estimated $10 million in premiums annually by the year 2003. As described above, estimated loss payouts on these risks are based on CSI's actual loss experience of 60 percent of total warranty fees collected per year.

          Commercial insurers charge insurance premiums based on actuarially projected "predictable" losses plus an overhead or administrative charge, which typically is approximately 30 percent of projected loss. In contrast, KSA's coverage only adds the actual cost of administration, resulting in substantial premium savings as compared to traditional, wholly-third party policies. KSA anticipates writing approximately $5 million in warranty service and appliance protection contract risks next year. As shown in Exhibit H-1, based upon the elimination of overhead due to KSA's re-insurer role, the savings to Conectiv would approximate $1.4 million for year 2000, with savings increasing proportionately as KSA's level of warranty reinsurance activity increases over time. In addition, to the extent that Conectiv offers new protection programs (i.e., surge and whole-house protection), with KSA's participation as reinsurer, it can expect to experience cost savings as compared to the cost of comparable third-party only coverage.

               (b)  Expansion of Program in Other Areas.

          Conectiv also proposes to expand KSA's coverage to include T&D line insurance for ACE and DPL. It currently is not cost-effective for Conectiv to

--------------

2 In addition, in the future KSA may wish to reinsure the risks of various other warranty services for homes and businesses. At such time, KSA will amend this Application/Declaration to seek such authority.

3 If, however, the Commission does not agree that this expansion is within existing authority, then Conectiv requests that the Commission authorize such expansion.

obtain the scope of coverage it desires from a wholly-third-party insurer. T&D insurance from third-party insurers (where the insurer assumes all the risk) is often unavailable or available only at prohibitive cost because insurers with the capacity to insure catastrophic risk often face claims from a large percentage of insureds at the same time due to the same event (for example, a large and widespread hurricane), and therefore have difficulty spreading risk among similarly situated insureds to provide such insurance at reasonable rates.

          Conectiv has estimated premiums for T&D risks based on discussions with third-party reinsurers and brokers. Exhibit H-2 summarizes the estimated savings in premium costs expected from the use of KSA as reinsurer of the DPL and ACE T&D risks. Conectiv's survey of prevailing market rates for a third-party policy with a $25 million insurance limit and a $5 million deductible amount indicates a cost range for such coverage of $2.5 - $3.8 million ($3.15 million average cost). Conectiv estimates that the cost of such a policy where KSA acts as reinsurer for the entire insured amount would be approximately $3 million, thus yielding average savings of $150,000. If KSA were to participate in a reinsurance syndicate where it retained 80 percent of the risk and further reinsured the remainder of the risk with other insurers, the average cost of a $25 million/$5 million deductible policy would be approximately $2.85 million, representing $300,000 in savings over the estimated average cost of a wholly-third party policy.

          Moreover, it should be emphasized that third-party policies with quoted rates that may be nominally at or below the cost of a policy which includes KSA as reinsurer do not provide as broad coverage or as favorable terms as KSA-reinsured policies. For example, a KSA-reinsured policy can include a $1 million reinstatement provision. This reinstatement provision could add an additional $25 million of coverage that currently is unavailable in the commercial market. Additionally, if and when Conectiv were to file a large claim on its policy, a third-party insurer could either increase rates significantly or decline to provide coverage at any price. This would not occur where KSA serves as reinsurer.

          Conectiv currently is developing plans for KSA to reinsure the self-insured deductible levels of Conectiv subsidiaries in the areas of automobile, general liability, workers' compensation, and other predictable system risks. Conectiv believes that KSA's participation in these areas will produce significant benefits for the system, by way of overhead savings and flexibility in setting subsidiaries' deductibles based upon specific loss histories. Conectiv is in the process of formulating its premium costs and savings analysis with respect to this planned expansion for KSA, and it intends to supplement this Application with an Amendment detailing such analysis.4

          4.   Benefits of Expanding the Insurance Program

          As explained below, expanding the scope of KSA's activities will yield substantial benefits to KSA, the Conectiv System and consumers.

               (a)  Risk Diversification

          By expanding the scope of KSA's insurance activity to include different types of risk, KSA will further diversify its risk. Diversification among types of risk covered should reduce KSA's overall risk and maximize the benefits of its addition to Conectiv's risk management program.

               (b)  Access to Secondary Insurance Market

          Direct access to the commercial reinsurance market, will help ensure the most competitive and cost-effective pricing for Conectiv's "unpredictable" commercial insurance exposures, including T&D coverage. Catastrophic T&D line damage could severely damage Conectiv's business and disrupt the utility service of ACE and DPL. As noted above, catastrophic T&D line insurance coverage is difficult to obtain directly from third-party insurers and, if available, is available only at prohibitive cost. KSA may reinsure the more predictable portions of these risks and thereafter seek to reinsure the more catastrophic with a commercial reinsurer. Reinsurers generally are only accessible by commercial insurers and brokers who charge a fee. KSA provides Conectiv direct access to reinsurance markets, avoiding the fee, and permits access to the same group of reinsurers which many Fortune 500 companies already access. These reinsurers are among the world's largest and most innovative insurers and are among the most competitively priced.

               (c)  Minimization of Premium Costs and More
                    Favorable Terms

          As set forth in Exhibits H-1 and H-2, it is anticipated that the expansion of KSA's activities also will result in premium costs that are lower than those that would be incurred if KSA were not the reinsurer. In addition, as discussed above, by spreading the risk insured, KSA's role as reinsurer will

--------------

4 Conectiv, however, requests that the Commission's consideration of the other KSA activities proposed in this Application not be delayed pending supplementation of the Application with respect to these additional coverage areas.

enable Conectiv to obtain greater coverage and more favorable terms at lower premium rates than would be obtainable from third-party sources. This is a particularly important benefit with regard to risks involving potentially catastrophic losses, such as in the T&D area.

               (d)  Control and Input Over the Claim
                    Management Process

          Under standard arrangements related to coverage types beyond KSA's current activity, commercial insurers may determine if and when to settle claims. Expanding KSA's business would place greater control with Conectiv companies than they could exercise in the context of a wholly third-party administered insurance program.

               (e)  Lessened Premium Volatility

          Commercial insurers base premiums not only on a company's loss history, but also on the results in the industry, subjecting companies to potentially dramatic changes in insurance rates from year to year. For example, insurance rates for utility companies can fluctuate widely as the result of seasonal factors, such as hurricanes. To the extent that KSA can serve to minimize reliance on commercial insurers, the vulnerability to such changes is lessened. The portion of insurance premiums paid to KSA would be based solely on the company's underwriting factors and loss experience and would not be subject to industry-driven volatility, thus promoting predictability in business planning. For example, commercial rates quoted to Conectiv for T&D coverage similar to that which KSA will provide recently fluctuated from a range of $2.5 million to $3.0 million to a range of $3.0 million to $3.8 million.

               (f)   Benefit to Utility Customers

          To the extent that expanding KSA's activity results in cost-effective enhancements to Conectiv's risk management program, Conectiv's electric and service consumers should benefit correspondingly. As noted above, the Conectiv system expects to realize approximately $1.5-1.7 million per year in premium savings in securing T&D and expanded warranty risk insurance through use of KSA, as compared to the costs of such coverage from third-party insurers. The Commission has previously recognized the benefits of captive reinsurance companies. See The Columbia Gas System, Inc., HCAR No. 26596 (October 25, 1996); HCAR No. 27051 (July 23, 1999).

               (g)  Flexibility in Selection of Deductibles

          As KSA is able to expand its activities to include a broader range of Conectiv system risks, Conectiv subsidiaries may over time be able to choose their level of self-insured risk and premium levels associated with general liability insurance, and other predictable risks. KSA can reinsure the higher levels of risk and loss, or may seek to insure the unpredictable risk.

          5.   Safeguards

          To the extent that premiums and interest earned exceed current claims and expenses, a reserve accumulates to respond to years when claims and expenses exceed premiums. In the unlikely event that losses exceed aggregate limits, commercial insurance may be accessed to provide coverage for claim(s) in excess of the aggregate retention. KSA could reinsure a portion of the T&D risk to minimize its exposure. The financial strength and integrity of KSA is further bolstered by its compliance with strict Bermuda capital-to-premium requirements of $1 of capital for every $5 of net premium, as well as the adequate level of capitalization within KSA to support potential T&D losses.

          6.   Statement Pursuant to Rule 54

          Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an Exempt Wholesale Generator ("EWG") or a Foreign Utility Company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b), or (c) are satisfied. As demonstrated below, such rules are satisfied.

          Rule 53 requires that the aggregate investment in EWGs and FUCOs not exceed 50 percent of a system's consolidated retained earnings. Currently, Conectiv has one insignificant indirect interest in an EWG. DCTC-Burney, Inc., an indirect subsidiary of Conectiv, holds a 45 percent direct and indirect interest in Burney Forest Products, a joint venture, which is an EWG. Due to earnings of the EWG that have not been distributed, the net book investment in the EWG is $5.065 million as of March 31, 1999. However, there has been no additional post-merger investment in this EWG by Conectiv or any of its subsidiaries. Conectiv Energy, Inc. has been investing in the development of two generating projects that will be eligible facilities as defined in Section 32(a)(2). As of September 30, 1999, the aggregate investment by Conectiv Energy, Inc. totaled approximately $6 million. As noted in Post-Effective Amendment No. 7 in File No. 70-9095, it is projected that Conectiv will no longer comply with

Rule 53 in January, 2000. An order has been requested authorizing Conectiv to invest in EWGs an amount equal to 50 percent of average retained earnings at the end of the preceding four quarterly periods, as adjusted to include $225 million in retained earnings that were not attributed to Conectiv under the accounting for the merger.

          Conectiv and its subsidiaries will maintain books and records to identify the investments in earnings from EWGs and FUCOs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2). The books and records of each such entity will be kept in conformity with United States generally accepted accounting principles ("GAAP"). The financial statements also will be prepared according to GAAP. In addition, Conectiv undertakes to provide the Commission access to such books and records and financial statements as the Commission may request. Employees of Conectiv's domestic public-utility companies will not render services, directly or indirectly, to any EWGs or FUCOs in the Conectiv System, thereby satisfying Rule 53(a)(3).

          Conectiv, in connection with any Form U-1 seeking approval of EWG or FUCO financing, will submit copies of such Form U-1 and every certificate filed pursuant to Rule 24 with every federal, state or local regulator having jurisdiction over the retail rates of the public utility companies in the Conectiv System. Rule 53(a)(4) correspondingly will be satisfied. None of the conditions described in Rule 53(b) exists with respect to Conectiv, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable. Rule 53(d) also does not apply.


ITEM II.  FEES, COMMISSIONS AND EXPENSES

          The fees, commissions and expenses to be incurred, directly or indirectly, by Conectiv or any associate company thereof in connection with the proposed transactions are estimated as follows:

     Fees of Conectiv Resource Partners, Inc......       $ *
     Fees of outside counsel......................       $ *
     Miscellaneous expenses.......................       $ *
                                                         ---
     TOTAL........................................       $ *

*    to be filed by amendment.

ITEM III.  APPLICABLE STATUTORY PROVISIONS

          Sections 9, 10 and 11 may be deemed applicable to the expansion of KSA's activities into new lines of insurance not authorized in the Merger Order.


ITEM IV.  REGULATORY APPROVAL

          No other regulatory agency has jurisdiction over the proposed expansion of KSA's activity except with respect to the proposed reinsurance of DPL and ACE T&D liability. The New Jersey Board of Public Utilities and the Virginia State Corporation Commission will be provided with copies of this Application and approvals will be sought from those two commissions for that portion of KSA's expansion of activity.


ITEM V.  PROCEDURE

          Conectiv requests that the Commission issue and publish not later than November 19, 1999, the requisite notice under Rule 23 with respect to the filing of this Declaration. Conectiv further requests that such notice specify a date not later than December 20, 1999, as the date after which the Commission may issue an order granting this Application.

          Conectiv waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.


ITEM VI.  EXHIBITS AND FINANCIAL STATEMENTS


         a.    EXHIBITS                                                      Tab

A-1      Not Applicable....................................................

B-1      Not Applicable....................................................

C-1      Not Applicable....................................................

D-1      Not Applicable....................................................

E-1      Not Applicable....................................................

F-1      Opinion of Counsel (to be filed by amendment).....................

H-1      Savings Analysis..................................................

I-1      Proposed Form of Notice...........................................


         b.    FINANCIAL STATEMENTS

FS-1     King Street Assurance Ltd. Balance Sheet - Unaudited Pro-Forma -
         As of December 31, 1999...........................................

FS-2     King Street Assurance Ltd. Statement of Capitalization -
         Unaudited Pro-Forma - As of December 31, 1999.....................

FS-3     King Street Assurance Ltd. Statement of Income - Unaudited
         Pro Forma - For period ended December 31, 1999....................

FS-4     King Street Assurance Ltd. Statement of Equity - Unaudited
         Pro-Forma - As of December 31, 1999...............................

FS-5     Conectiv Consolidated Income Statement per books and per forma for the period ended June 30, 1999 (Exhibit FS-2 to Conectiv's Post-Effective Amendment No. 7 to Form U-1 Declaration under The Public Utility Holding Company Act of 1935, File No. 070-09095,
         and incorporated herein by reference).............................

FS-6     Conectiv Financial Statements of Cash Flows.......................

FS-7     Conectiv Consolidated Balance Sheet per books and per forma, dated June 30, 1999 (Exhibit FS-1 to Conectiv's Post-Effective Amendment No. 7 to Form U-1 Declaration under The Public Utility Holding Company Act of 1935, File No. 070-09095, and incorporated herein by reference)..............................................

FS-8 Conectiv Consolidated Financial Data Schedule (include in electronic submission only) (Exhibit FS-4 to Conectiv's
         Post-Effective Amendment No. 7 to Form U-1 Declaration under
         The Public Utility Holding Company Act of 1935, File No.
         070-09095, and incorporated herein by reference)..................

ITEM VII.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

          The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.

          No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                    SIGNATURE

       Pursuant to the requirements of the Act, the undersigned companies have duly caused this amended Application to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  November 2, 1999

                                        Conectiv



                                        By:  /s/ Philip S. Reese
                                             -----------------------------------
                                             Treasurer


                                        Conectiv Solutions LLC



                                        By:  /s/ Philip S. Reese
                                             -----------------------------------
                                             Treasurer


                                        ATE Investment, Inc.



                                        By:  /s/ Philip S. Reese
                                             -----------------------------------
                                             Treasurer


                                        King Street Assurance Ltd.



                                        By:  /s/ Philip S. Reese
                                             -----------------------------------
                                             Treasurer

                                                                     EXHIBIT H-1

                     ANALYSIS OF PROJECTED SAVINGS FROM KSA
                     AS REINSURER OF CSI WARRANTY PROTECTION



                                 KSA as Reinsurer          Third-Party Insurance
($ in million)

Premium to Third-Party                (0.30)                       (5.00)

Premium to KSA                        (4.70)

Less Commission Fee to CSI             0.15                         0.75

Less Fee for Labor Mark-up             0.20

Less Mark-up for Administrative        1.80
Costs

Final Cost to CSI                     (2.85)                       (4.25)

Savings to CSI from KSA                1.40
Reinsurance:

                                                                     EXHIBIT H-2

                    ANALYSIS OF PROJECTED SAVINGS FROM KSA AS
                  REINSURER/CO-REINSURER OF CONECTIV T&D RISKS

[GRAPHIC OMITTED]

($ in million)
Third-Party Premium Quotes (Range)                                 (2.5) - (3.8)
Average Third-Party Quote                                                 (3.15)
Premium - KSA as Reinsurer                                                 (3.0)
Savings Over Average Third-Party Quote                                     0.15

Reinsurance Syndicate (with KSA) Quotes (Range)                    (2.5) - (3.2)
Average Syndicate Quotes                                                  (2.85)
Savings Over Average Third-Party Quote                                      0.30

                                                                     EXHIBIT I-1

                       SECURITIES AND EXCHANGE COMMISSION

          Conectiv, a holding company registered under the Public Utility Holding Company Act of 1935 (the "Act") and its wholly-owned direct and indirect subsidiaries, Conectiv Solutions, LLC ("Solutions"), ATE Investment, Inc. ("ATE") and King Street Assurance, Ltd. ("KSA"), all located at 800 King Street, Wilmington, DE 19899, has filed an application-declaration under Sections 9(a), 10, and 11 of the Act.

          Conectiv requests authorization to expand the scope of insurance activities currently undertaken by its insurance subsidiary, KSA. Currently, KSA engages in the reinsurance of predictable losses under insured heating, ventilation, and cooling system ("HVAC") warranty service coverages. Conectiv plans to expand its insurance subsidiary's scope of coverage to include reinsurance of surge protection risks and "whole house" appliance protection. Conectiv also proposes to expand KSA's coverage to include transmission and distribution ("T&D") line reinsurance for affiliated regulated utilities Atlantic City Electric Company ("ACE") and Delmarva Power & Light Company ("DPL"), as well as for general liability, workers' compensation, and other system risks.

          The application-declaration and any amendments thereto are available for public inspection through the Commission's office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by ___________, 1999, to the Secretary, Securities and Exchange Commission, Washington, DC 20549, and serve a copy on the applicant-declarant at the address specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this manner. After said date, the application-declaration, as filed or as it may be amended, may be permitted to become effective.

          For the Commission by the Division of Investment Management, pursuant to delegated authority.

                                        Jonathan G. Katz



                                        Secretary